NO ACT

VC 2-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]GTON, D.C. 20549

Act 1934
Section 13(e)
Rule 13e-4; 14e-1(b)+(c)
Public Availability February 29, 2008

February 29, 2008

[redacted]

Received SEC

FEB 29 2008

Washington, DC 20549

08042801

Via Facsimile (212) 310-8007 and U.S. Mail

Danielle D. Do
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119

Re: Reuters Group PLC and Thomson-Reuters PLC
TP No. 08-34

Dear Ms. Do:

This responds to your letter dated February 29, 2008, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you presented there. The defined terms used here have the same meaning as in your letter, unless otherwise noted.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

A. Division of Corporation Finance

Based on your opinion of counsel that the Dealing Facility does not constitute an "issuer tender offer" subject to Rule 13e-4, the facts presented and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action against Reuters Group PLC or Thomson-Reuters PLC if the Dealing Facility is conducted without compliance with Section 13(e) of the Exchange Act, or Rules 13e-4 and 14e-1(b) and (c) thereunder. Furthermore, due to the need for Eligible Holders to have a minimum time period during which to consider the terms of the Dealing Facility, we have required that you limit the scope of your no-action relief request under Rule 14e-1.

The Division of Corporation Finance particularly notes that:

- the Dealing Facility is only open to Reuters security holders who are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs and who are not executive officers, directors or other affiliates of Reuters, and the maximum number of shares allowed to be sold through the Dealing Facility will represent approximately 1.1% of the outstanding T-R PLC Shares and approximately 0.27% of the total combined T-R PLC Shares and T-R Corp Shares expected to be outstanding upon the effectiveness of the Reuters Scheme;

- the sale of T-R PLC Shares into the open market through the Dealing Facility by Eligible Holders will be made in compliance with Regulation S;

- the Dealing Facility does not constitute a tender offer or any other form of regulated transaction in the United Kingdom, Reuters's home country, or any other non-U.S. jurisdiction in which the Dealing Facility will be available, and it is anticipated that the majority of Eligible Holders will be residents of jurisdictions outside the United States (approximately only 13% of Eligible Holders will be U.S. residents, based upon the most recent information);

- none of Reuters, T-R PLC, Thomson and their affiliates will purchase any T-R PLC Securities while sales are being executed under the Dealing Facility and T-R PLC will otherwise receive no proceeds from sales under the Dealing Facility;

- Reuters, T-R PLC, Thomson, Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator, the U.S.Broker and the U.K.Broker will not communicate with Eligible Holders about the Dealing Facility and will not solicit Eligible Holders to participate in the Dealing Facility or give them advice about whether or not to participate;

- no special selling efforts or selling methods will be employed in connection with the Dealing Facility;

- no commissions or any other sales incentives will be offered or paid to employees of T-R PLC or any of their affiliates in connection with the Dealing Facility;

- none of Reuters, T-R PLC, Thomson, Equiniti Financial Services Limited, the Registrar or the ADS Registrar will enter into any arrangement with the U.S.Broker or the U.K.Broker with respect to purchases of T-R PLC Shares sold pursuant to the Dealing Facility;

- Eligible Holders will receive a detailed description of the Dealing Facility that will contain all of the information regarding the terms of the Dealing Facility as would be required if T-R PLC were filing a Schedule TO;

- neither the Dealing Facility Materials nor any of the Transaction Documents will solicit participation in, or make recommendations with respect to, the Dealing Facility;

- Dealing Facility Materials will indicate that no Eligible Holder will be obligated to sell its T-R PLC Shares and the Dealing Facility Materials will present information about the availability and procedures of the Dealing Facility in a neutral manner;

- T-R PLC will make available Reuters's most recent Annual Report on Form 20-F and any Reports of a Foreign Private Issuer on Form 6-K filed since the date of its most recent Annual Report on Form 20-F promptly following a request for such documents by an Eligible Holder;

- Eligible Holders may deliver Dealing Facility Instruction Forms to the Registrar or the ADS Depositary, as appropriate, during a period of 20 business days, as would be required for an issuer tender offer by Rule 13e-4(f) and for tender offers by Rule 14e-1(a);

- sales of T-R PLC Shares through the Dealing Facility will be made at market prices (which will be averaged to calculate the U.S.Average Sale Price and the Non-U.S.Average Sale Price), and any pressure that Eligible Holders may feel to participate in the Dealing Facility may be lessened due to the requirement for the Court to approve the fairness of the acquisition to Reuters Securityholders;

- no Eligible Holder on whose behalf T-R PLC Shares are sold will receive preferential treatment under the Dealing Facility because the per share consideration paid to each Eligible Holder who sells shares through the Dealing Facility and is a U.S. resident will be the same U.S.Average Sale Price, and the per share consideration paid to each Eligible Holder who sells shares through the Dealing Facility and is not a U.S. resident will be the same Non-U.S.Average Sale Price;

- Eligible Holders may revoke sale orders at least through the Expiration Date and until the Revocation Deadline; and

- the Dealing Facility will not be contingent upon the participation of any fixed number of Eligible Holders or the sale of any fixed number of T-R PLC Shares.

B. Division of Trading and Markets

The Office of Chief Counsel of the Division of Trading and Markets has asked us to advise you that, without necessarily agreeing with the analysis and conclusions set forth in your letter, it will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if Reuters, T-R PLC, the Registrar, Equiniti Financial Services Limited, the U.K.Broker, the Call Center Operator, and Deutsche Bank Trust Company Americas conduct the activities described in your letter without registering as broker-dealers in accordance with Section 15(b) of the Exchange Act.

You represent that Deutsche Bank Trust Company Americas is a bank within the meaning of Section 3(a)(6) of the Exchange Act and entitled to rely on the exemption from the definition of "broker" provided in Section 3(a)(4) of the Exchange Act and Regulation R, Rule 781 (17 C.F.R. 247.781).[1] Accordingly, the Division of Trading and Markets takes no position on the application of the broker-dealer registration requirements of Section 15(a) of the Exchange Act as applied to Citibank.

The Office of Trading Practices and Processing will not recommend that the Commission take enforcement action pursuant to Rule 14e-5 under the Exchange Act in the event that the U.S. Broker, the U.K. Broker, Equiniti Financial Services Limited, acting on behalf of

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[1] Regulation R, Rule 781 provides an exemption from the definition of "broker" for any bank until the first fiscal day of its first fiscal year commencing after September 30, 2008.

the Registrar, or the ADS Depositary (or their respective affiliates) make open market purchases of T-R PLC Securities outside of the Dealing Facility while the Dealing Facility is in effect.

Furthermore, you have not asked for relief from, and we do not address, Regulation M with respect to purchases of T-R PLC Shares or T-R PLC ADSs by T-R PLC or any other party while the Dealing Facility is in effect.

These no-action positions expressed are based solely on the facts presented and representations made in your letter attached, including the opinion of counsel contained there, and are strictly limited to the application of the rules cited to the Dealing Facility, as described in your correspondence. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the transactions. The Divisions of Corporation Finance and Trading and Markets express no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction. This response expresses the positions of the Divisions of Corporation Finance and Trading and Markets on enforcement action only and does not express any legal conclusions on the questions presented. Different facts or conditions might require another result.

Sincerely,

For the Division of Corporation Finance,

Mauri L. Osheroff

Mauri L. Osheroff
Associate Director

For the Division of Trading and Markets,
Office of Trading Practices

Josephine J. Tao
Assistant Director

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE • NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

AUSTIN
BOSTON
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WARSAW
WASHINGTON, D.C.

February 29, 2008

Securities Exchange Act of 1934
Section 13(e)
Rules 13e-4, 14e-1(b) and (c) and 14e-5
Section 15

Mauri L. Osheroff, Esq.
Associate Director, Regulatory Policy
Division of Corporation Finance
Christina Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Daniel F. Duchovny, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Catherine McGuire, Esq.
Associate Director and Chief Counsel
Division of Trading and Markets
Josephine J. Tao, Esq.
Assistant Director, Office of Trading Practices and Processing,
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Reuters Group PLC and Thomson Reuters PLC**

Ladies and Gentlemen:

We are writing on behalf of Reuters Group PLC ("**Reuters**") and its proposed new holding company, Thomson Reuters PLC ("**T-R PLC**"). Reuters is, and upon completion of the transaction described below (the "**Transaction**") T-R PLC will be, a public limited company organized under the laws of England and Wales with listings on the London Stock Exchange ("**LSE**") and the Nasdaq Global Select Market ("**Nasdaq**").

On May 15, 2007, the boards of directors of Reuters and The Thomson Corporation ("**Thomson**"), a Canadian corporation with listings on the Toronto Stock Exchange (the "**TSX**") and the New York Stock Exchange (the "**NYSE**"), announced that they had reached an agreement for Thomson to acquire Reuters by implementing a dual listed company ("**DLC**") structure, with the unified group of companies to be known as "**Thomson Reuters**". Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson, which will be renamed Thomson Reuters Corporation ("**T-R Corp**"), and T-R PLC.

The Transaction will establish the first DLC structure in which one pillar of the structure is a UK public company and the other pillar is a Canadian public company. The purpose of the DLC structure is to allow Reuters shareholders who are required, or wish, to hold shares of a UK publicly listed company included in the FTSE UK series of indices to continue to do so, and, as a result, to continue to participate as shareholders in the information services industry through T-R PLC. A more common acquisition structure in which all Reuters shareholders would receive Thomson common shares would not have afforded Reuters shareholders this opportunity because Thomson common shares are ineligible for inclusion in the FTSE UK series of indices.

In this letter, "**Reuters Shareholders**" refers to holders of Reuters ordinary shares of 25 pence each ("**Reuters Shares**"); "**Reuters ADS Holders**" refers to holders of Reuters American Depositary Shares ("**Reuters ADSs**"), each representing six Reuters Shares; "**Reuters Securities**" refers collectively to Reuters Shares and Reuters ADSs; and "**Reuters Securityholders**" refers to holders of Reuters Securities.

As part of the Transaction, Reuters will become an indirect wholly owned subsidiary of T-R PLC pursuant to a court-approved scheme of arrangement (the "**Reuters Scheme**") under Section 425 of the Companies Act 1985 of England and Wales (the "**Companies Act**"), and Reuters Securityholders will receive a combination of cash and T-R PLC ordinary shares ("**T-R PLC Shares**"), including T-R PLC Shares represented by American Depositary Shares ("**T-R PLC ADSs**"), in exchange for their Reuters Shares or Reuters ADSs. In this letter, "**T-R PLC Securities**" refers collectively to T-R PLC Shares and T-R PLC ADSs.

T-R PLC wishes to make a dealing facility (the "**Dealing Facility**") available to those Reuters Securityholders who meet the criteria to be "Eligible Holders" (defined below) and wish to sell the T-R PLC Shares to which they become entitled in the Reuters Scheme. We request confirmation that, based upon the facts and representations below, the Staff will not recommend that the Securities and Exchange Commission (the "**Commission**") take any enforcement action if:

(1) the Dealing Facility is conducted without compliance with Section 13(e) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or Rules 13e-4, 14e-1(b) and (c) and 14e-5 under the Exchange Act; and

(2) Reuters, T-R PLC, Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator and the UK Broker (each as defined below) conduct their respective activities in connection with the Dealing Facility without registration as a broker or dealer under Section 15 of the Exchange Act.

In a separate letter to the Staff (the "**Companion Letter**"), we are seeking confirmation on behalf of Reuters and T-R PLC that, among other things, the T-R PLC Shares to be issued under the Reuters Scheme will be registered under Section 12(b) of the Exchange Act by virtue of the status of T-R PLC as a successor issuer to Reuters under Rule 12g-3 of the Exchange Act.

I. The Parties to the Transaction[1]

Each of the parties to the transaction is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act.

A. *Reuters*

Reuters is a leading electronic publisher of news and financial data, with 2006 revenue of £2,566 million. As at December 31, 2007, Reuters had approximately 17,900 staff, and operated in 143 countries.

Reuters Shares are registered pursuant to Section 12(b) of the Exchange Act, and Reuters has filed an Annual Report on Form 20-F with the Commission each financial year beginning with the year ended December 31, 1984. Reuters Shares are listed and traded on the LSE under the code "RTR", and Reuters ADSs are listed and traded on Nasdaq under the symbol "RTRSY".

As of February 22, 2008, there were 1,211,185,374 outstanding Reuters Shares (excluding ordinary shares held in employee share ownership trusts and in treasury), and Reuters had a market capitalization of approximately £7.5 billion. The principal trading market for Reuters Shares is the LSE. Reuters ADSs are traded on Nasdaq. Approximately 99.5% of the average daily trading volume of Reuters Shares (including those represented by Reuters ADSs) worldwide for the 12-month period ended February 22, 2008 took place on the LSE. The average daily trading volume of Reuters Shares during the four weeks ended February 22, 2008 was approximately 10.34 million Reuters Shares on the LSE and 60,830 Reuters ADSs (representing 364,980 Reuters Shares) on Nasdaq.

Reuters estimates that, as of February 22, 2008, approximately 21% of the outstanding Reuters Shares (including those represented by Reuters ADSs) were beneficially held by residents of the United States. As of February 22, 2008, there were approximately 23,572

[1] Factual information included in this letter about Reuters, on the one hand, and about Thomson, on the other hand, has been provided by Reuters and Thomson, respectively. Factual information included in this letter about T-R PLC and Thomson Reuters has been provided by Reuters and Thomson.

registered holders of Reuters Shares and approximately 2,382 registered holders of Reuters ADSs.

B. *Thomson*

Thomson is one of the world's leading information services providers organized in five segments that are structured on the basis of the customers they serve: (i) Thomson Legal – a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals; (ii) Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community; (iii) Thomson Tax & Accounting – a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America; (iv) Thomson Scientific – a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces; and (v) Thomson Healthcare – a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

As of February 22, 2008, Thomson had outstanding 638,936,452 common shares (collectively referred to, without regard to the exchange on which such shares are traded, as "**Thomson Shares**"). Thomson Shares are registered pursuant to Section 12(b) of the Exchange Act, and Thomson has filed an Annual Report on Form 40-F with the Commission each financial year beginning with the year ended December 31, 2001. Thomson Shares are listed and traded on the TSX and the NYSE under the symbol "TOC". Thomson's Series II Preference Shares are also listed and traded on the TSX, under the symbol "TOC.PR.B".

As of February 22, 2008, The Woodbridge Company Limited and other companies affiliated with it (collectively, "**Woodbridge**"), together beneficially owned an aggregate of 449,278,894 Thomson Shares representing approximately 70% of the outstanding Thomson Shares.

Approximately 90% of the average daily trading volume of Thomson Shares worldwide for the 12-month period ended February 22, 2008 took place on the TSX. The average daily trading volume of Thomson Shares during the four weeks ended February 22, 2008 was 1,454,381 Thomson Shares on the TSX and 173,761 Thomson Shares on the NYSE.

Thomson estimates that, as of February 22, 2008, less than 10% of the outstanding Thomson Shares were beneficially held by residents of the United States.

C. *T-R PLC*

T-R PLC is a subsidiary of Thomson, which was previously known as Thomson-Reuters Limited before it re-registered on January 31, 2008 as a public company limited by shares under the laws of England and Wales.

II. The Transaction[2]

Reuters and Thomson announced the Transaction on May 15, 2007. On the following day, each company furnished a copy of the joint announcement under cover of a Form 6-K. The Transaction is subject to the satisfaction or waiver of required regulatory clearances from antitrust authorities in Europe and the United States. Thomson and Reuters expect to receive these clearances in the first quarter of 2008.

A. *Overview*

Reuters will effect the Transaction pursuant to the Reuters Scheme in which each Reuters Securityholder will receive 352.5 pence per share in cash (the "**Cash Consideration**")[3] and 0.16 of a T-R PLC Share in exchange for each existing Reuters Share (including those represented by Reuters ADSs), which will be cancelled. Thomson will fund the Cash Consideration, using proceeds from the sale of its Thomson Learning businesses as well as borrowings under a Thomson credit facility. Under the Reuters Scheme, T-R PLC will become the indirect parent of Reuters and therefore the publicly listed company at the top of the UK pillar of the DLC structure. The Reuters Scheme will require the approval of the Reuters Securityholders and sanction by the High Court of Justice of England and Wales (the "**English Court**").

Thomson will effect the Transaction under a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the "**Thomson Arrangement**") in which the existing Thomson Shares will remain outstanding. Under the Thomson Arrangement, Thomson (renamed Thomson Reuters Corporation) will remain the publicly listed company at the top of the Canadian pillar of the DLC structure. The Thomson Arrangement will require the approval of the shareholders of Thomson and the approval of the Ontario Superior Court of Justice. Woodbridge has irrevocably committed to vote its Thomson Shares in favor of the Thomson Arrangement; accordingly, the approval of the Thomson shareholders is assured.

Under the DLC structure, T-R Corp and T-R PLC will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. The companies will have boards of directors, and senior executive management that comprise exactly the same individuals. Shareholders of T-R Corp and T-R PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Under the DLC structure, shareholders of T-R Corp and T-R PLC will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. It is anticipated that,

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[2] For a more detailed description of the Transaction and the DLC structure, please refer to the Companion Letter.

[3] Holders of Reuters Shares who are not residents of the United States or New Zealand may elect to receive floating rate unsecured loan notes instead of all or part of the Cash Consideration (the "**Loan Note Option**").

immediately after the Transaction, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%; other Thomson shareholders will have an interest of approximately 23%; and Reuters Securityholders will have an interest of approximately 24%.

As part of the Transaction, Thomson agreed to adopt and uphold, and Woodbridge agreed to support, the Reuters Trust Principles in relation to Thomson Reuters. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction. The Reuters Trust Principles include, among others, independence, integrity and freedom from bias in the gathering and dissemination of news and information.

B. ***The Reuters Scheme***

Based on Reuters' current issued share capital, 202,388,692 T-R PLC Shares (including those represented by T-R PLC ADSs) will be issued to Reuters Securityholders pursuant to the Reuters Scheme. Immediately after the Reuters Scheme becomes effective, 100% of the T-R PLC Shares (including those represented by T-R PLC ADSs) will be held by the former Reuters Securityholders.

The issuance of T-R PLC Shares pursuant to the Reuters Scheme will be exempt from registration under the Securities Act by virtue of Section 3(a)(10) thereof as part of a court-approved reorganization. The Reuters Scheme will comply with the conditions set forth in Revised Staff Legal Bulletin No. 3 (October 20, 1999).[4] T-R PLC ADSs will be registered on a Form F-6.

Prior to the meetings of Reuters Shareholders to be held to obtain shareholder approval of the Reuters Scheme and the Transaction, Reuters will mail to Reuters Securityholders a circular (the "**Scheme Document**") containing, *inter alia*, the terms and conditions of the Reuters Scheme. The Scheme Document will contain information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that will be substantially comparable to the information that would be required to be included (including via incorporation by reference) in a proxy statement pursuant to Section 14(a) of the Exchange Act. The Scheme Document will be accompanied by forms of proxy and voting instruction cards for use by Reuters Securityholders to indicate their instructions for voting at the meetings. As used in this letter, "**Transaction Documents**" refers to the Scheme Document, together with the relevant forms of proxy, voting instruction cards and any other accompanying documents.

After the requisite shareholder approvals have been obtained and the other conditions have been satisfied or waived, the Reuters Scheme will become effective upon, and subject to: (i) sanction of the Reuters Scheme by the English Court (which will consider, among other things, whether or not the Reuters Scheme is fair to Reuters Securityholders); (ii) confirmation by the English Court of the cancellation of all the Reuters Shares (including Reuters Shares represented by Reuters ADSs), in consideration for which the Reuters

[4] We are not requesting the Staff's confirmation of the availability of the Section 3(a)(10) exemption for the issuance of the T-R PLC Shares.

Securityholders will receive cash and T-R PLC Shares or T-R PLC ADSs; and (iii) registration of the two Court orders by the Registrar of Companies in England and Wales. Reuters will advise the English Court that Reuters and T-R PLC will rely upon its sanctioning of the Reuters Scheme for the purpose of establishing the Section 3(a)(10) exemption from registration, on the basis that the English Court's sanctioning constitutes an approval of the Reuters Scheme following a hearing on its fairness to Reuters Securityholders, which all Reuters Securityholders will have been entitled to attend in person or through counsel to support or oppose and with respect to which all Reuters Securityholders will have been given notice. The date on which the English Court's order sanctioning the Reuters Scheme is registered is referred to in this letter as the "**Scheme Effective Date**." The period between the mailing of the Transaction Documents and the Scheme Effective Date is expected to be approximately 45 days.

It is intended that application will be made to the UK Listing Authority (the "**UKLA**") for T-R PLC Shares to be admitted to the Official List and to the LSE for those shares to be admitted to trading on the LSE's Main Market for listed securities. The date on which trading of T-R PLC Shares commences (which is expected to be the second business day immediately following the Scheme Effective Date) is referred to in this letter as the "**Trading Effective Date**." In addition, T-R PLC has provided notification of the substitution listing of T-R PLC ADSs on Nasdaq. T-R Corp Shares are intended to remain listed on the TSX and the NYSE.

III. Description of Proposed Dealing Facility

A. *Overview*

T-R PLC wishes to make the Dealing Facility available to Reuters Securityholders who (i) as of a fixed date prior to the mailing of the Scheme Document, are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs, (ii) remain registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs immediately prior to 6:00 p.m. London time on the Scheme Effective Date (the "**Reorganization Record Time**") and (iii) are not executive officers, directors or other affiliates of Reuters, T-R PLC or Thomson (each, an "**Eligible Holder**"). Under the Dealing Facility, the T-R PLC Shares to which such Eligible Holders become entitled (including those that would be represented by T-R PLC ADSs) may be sold for their benefit on the LSE at T-R PLC's expense, and such Eligible Holders will receive the gross sale proceeds.

Each Eligible Holder will have the opportunity to instruct either

(1) Equiniti Financial Services Limited, acting on behalf of Equiniti Limited, the registrar for Reuters (the "**Registrar**"), if the Eligible Holder holds Reuters Shares or

(2) the Deutsche Bank Trust Company Americas, as depositary (the "**ADS Depositary**"), if the Eligible Holder holds Reuters ADSs,

to sell all but not less than all of the T-R PLC Shares to which such Eligible Holder becomes entitled under the Reuters Scheme (including those that would be represented by T-R PLC ADSs) at either the US Average Sale Price or the Non-US Average Sale Price (as those terms are defined below). The "**US Average Sale Price**" will equal the average price per share at which all T-R PLC Shares are sold through the Dealing Facility on behalf of participating Eligible Holders who are US residents, without brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. The "**Non-US Average Sale Price**" will equal the average price per share at which all T-R PLC Shares are sold through the Dealing Facility on behalf of participating Eligible Holders who are not US residents, without brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. Eligible Holders will be informed that the US Average Sale Price may be more than, the same as or less than the Non-US Average Sale Price. Eligible Holders will not be guaranteed any minimum or limited to any maximum sale price for T-R PLC Shares sold under the Dealing Facility. Based on the Exchange Ratio, an Eligible Holder may sell a maximum of 400 T-R PLC Shares through the Dealing Facility, or the equivalent of approximately 66 T-R PLC ADSs. Transactions under the Dealing Facility on behalf of participating Eligible Holders who are not US residents will be executed by a broker authorized and regulated by the UK Financial Services Authority (the "**FSA**") designated by Equiniti Financial Services Limited, which is expected to be Winterflood Securities Limited (the "**UK Broker**"). Transactions under the Dealing Facility on behalf of participating Eligible Holders who are US residents will be executed by a US registered broker-dealer designated by Equiniti Financial Services Limited (the "**US Broker**"). The US Broker and the UK Broker will execute transactions under the Dealing Facility within the same period of days after the Trading Effective Date in order to reduce the likelihood that market factors will cause a disparity between the US Average Sale Price and Non-US Average Sale Price.

An Eligible Holder that wishes to sell T-R PLC Shares (including those that would be represented by T-R PLC ADSs) under the Dealing Facility will notify Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary, as appropriate, of its intention to sell by submitting an instruction card (the "**Dealing Facility Instruction Form**"). The ADS Depositary will forward a single sale order to Equiniti Financial Services Limited, acting on behalf of the Registrar, based on the aggregate Dealing Facility Instruction Forms it receives. After taking into account any revocations received as described in Section III.D. below, Equiniti Financial Services Limited will aggregate (i) the sale orders it receives from Eligible Holders that are US residents (based on the registered addresses of such participating Eligible Holders) with the sale order forwarded by the ADS Depositary (which will be deemed to have been made on behalf of US residents) into the "**US Sale Order**" and (ii) the sale orders it receives from Eligible Holders that are not US residents into the "**Non-US Sale Order**". Based upon these instructions, the Registrar will remit the appropriate number of T-R PLC Shares to the US Broker and the UK Broker for execution of the US Sale Order and Non-US Sale Order, respectively, in a manner consistent with the procedures described in Sections III.E. through III.G. below.

Based on the current trading volumes of Reuters Shares on the LSE as compared to current trading volumes of Reuters ADSs on Nasdaq, the LSE is expected to be a significantly more liquid market for T-R PLC Shares after completion of the Transaction. Accordingly, the US Broker will likely execute the US Sale Order by instructing a broker authorized and regulated by the FSA to sell the T-R PLC Shares on the US Broker's behalf in one or more transactions on the Main Market of the LSE. The UK Broker will execute the Non-US Sale Order in one or more transactions on the Main Market of the LSE.

The sales of T-R PLC Shares will be made in compliance with Regulation S under the Securities Act ("**Regulation S**"). At present, there is no "substantial US market interest" in any class of Reuters equity securities and, based on current trading patterns, this is expected to remain the case at the time the Reuters Scheme becomes effective. No "directed selling efforts" (as such term is defined in Rule 902 of Regulation S) will be made in the United States by T-R PLC, the US Broker, the UK Broker, any of their respective affiliates or any person acting on behalf of the foregoing in connection with sales executed under the Dealing Facility. No relief is sought with respect to T-R PLC's reliance on Regulation S.

The execution of transactions under the Dealing Facility will be completed on the LSE within five business days after the Trading Effective Date subject to extension in the event of the occurrence of any of the *force majeure* events referred to in Section III.E below.

There will be no "round up" or other purchase feature of the Dealing Facility.

B. *Number of Eligible Holders; Maximum Number of Dealing Facility Shares*

Based upon the information obtained from the share and ADS registers as of February 22, 2008, 21,659 registered holders of Reuters Securities – comprised of 19,708 Reuters Shareholders and 1,951 Reuters ADS Holders – would qualify as Eligible Holders. These Eligible Holders collectively held approximately 14,150,806 Reuters Shares (including those represented by Reuters ADSs) representing approximately 1% of the total number of Reuters Shares outstanding on February 22, 2008. Of the Eligible Holders as of February 22, 2008, approximately 13% had registered addresses in the United States.

Assuming that all Eligible Holders as at February 22, 2008 elect to participate in the Dealing Facility, a total of 2,264,129 T-R PLC Shares (the "**Maximum Dealing Facility Shares**") would be sold under the Dealing Facility. The Maximum Dealing Facility Shares represent approximately 1.1% of the total number of T-R PLC Shares (including those represented by T-R PLC ADSs) and approximately 0.27% of the total combined T-R PLC Shares (including those represented by T-R PLC ADSs) and T-R Corp Shares expected to be outstanding immediately upon the effectiveness of the Reuters Scheme. In terms of the average daily trading volume of Reuters Shares on the LSE during the four weeks ended February 22, 2008 (equal to approximately 10.34 million Reuters Shares), the Maximum Dealing Facility Shares represent about a day and a half's average trading volume.

C. *Communications with Eligible Holders*

Each T-R PLC Securityholder will receive by mail materials describing the Dealing Facility and a Dealing Facility Instruction Form by which the T-R PLC Securityholder may notify Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary, as appropriate, of its intention to sell all of the T-R PLC Shares to which it is entitled as a result of the Reuters Scheme (collectively, the "**Dealing Facility Materials**"). After the

Reorganization Record Time, Equiniti Financial Services Limited, acting on behalf of the Registrar, will determine which of the T-R PLC Securityholders that have submitted a Dealing Facility Instruction Form qualify as Eligible Holders. Neither the Dealing Facility Materials nor any of the Transaction Documents will solicit participation in, or make recommendations with respect to, the Dealing Facility. Dealing Facility Materials will indicate that no Eligible Holder will be obligated to sell its T-R PLC Shares. In addition, the Dealing Facility Materials will present information about the availability and procedures of the Dealing Facility in a neutral manner. Such information will include the following: (i) the relevant procedures and deadlines for submitting or revoking sale orders; (ii) the manner in which T-R PLC Shares will be sold under the Dealing Facility; (iii) how the US Average Sale Price and the Non-US Average Sale Price will be calculated, the fact that the two average sale prices may not be the same and the fact that no minimum sale price is being guaranteed and Eligible Holders are not limited to any maximum sale price; (iv) the timing and manner of remittance of proceeds; (v) the fact that participating Eligible Holders who would be entitled to receive T-R PLC Shares will receive proceeds in pounds sterling, while Eligible Holders who would be entitled to receive T-R PLC ADSs will receive proceeds in US dollars, and the manner in which foreign exchange conversions from pounds sterling to US dollars will be effected; and (vi) the fact that each Eligible Holder's decision to use the Dealing Facility is entirely voluntary and that each Eligible Holder may choose to use other means to sell its T-R PLC Shares. Any additional materials prepared for use in connection with the Dealing Facility will comply with the guidelines set forth in this paragraph.

The Registrar will establish a special telephone number hotline, staffed with employees of a call center operator to be designated by Reuters (the "**Call Center Operator**"), to answer inquiries about the Dealing Facility. This Dealing Facility hotline will be operated separately from the hotline(s) established to answer inquiries about the Transaction. The Call Center Operator will be required to undertake not to make any recommendation or solicitation in connection with the Dealing Facility, and not to give any assurance about the price that will be received for T-R PLC Shares sold. The expenses of the Call Center Operator in connection with the Dealing Facility will be treated as an expense of the Dealing Facility and will be borne by T-R PLC, not by Eligible Holders.

The employees of the Call Center Operator who answer telephone calls from T-R PLC Securityholders will be specifically instructed, in writing and through other procedures, to refrain from:

(1) using written materials other than the Dealing Facility Materials, or making any revisions to such materials;

(2) making any statements not derived from the Dealing Facility Materials;

(3) discussing the potential market value of the T-R PLC Shares;

(4) providing financial advice about, or recommending or soliciting purchases or sales of, the T-R PLC Shares; and

(5) discussing with callers their personal plans to invest or not invest in the T-R PLC Shares.

The Call Center Operator will be required to communicate these restrictions to its employees through special training classes, in writing as part of its training materials and by other means.

Reuters, T-R PLC, Thomson and their affiliates, agents and employees will be instructed not to express recommendations about the Dealing Facility and will be directed to refer all questions to the Call Center Operator's hotline. No commissions or any other sales incentives will be offered or paid to employees of T-R PLC or any of their affiliates in connection with the Dealing Facility. T-R PLC will make available Reuters' most recent Annual Report on Form 20-F and any Reports of a Foreign Private Issuer on Form 6-K filed by Reuters since the date of its most recent Annual Report on Form 20-F promptly following a request for such documents by an Eligible Holder. Other than as described in this Section III.C, Reuters, T-R PLC, Thomson, Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator, the US Broker and the UK Broker will not communicate with Eligible Holders about the Dealing Facility. In no event will any of them solicit Eligible Holders to participate in the Dealing Facility or give them advice about whether or not to participate.

D. ***Participation by Eligible Holders***

Eligible Holders will not be obligated to participate in the Dealing Facility. Eligible Holders may elect to sell T-R PLC Shares under the Dealing Facility (or in any other manner they choose) or to retain their T-R PLC Shares or T-R PLC ADSs.

Dealing Facility Instruction Forms may be returned to Equiniti Financial Services Limited, acting on behalf of the Registrar, or Mellon Investor Services, the ADS Depositary's American Depositary Receipt processing unit, as appropriate, during a period of at least 20 business days (the end of such period, the "**Expiration Date**"). Incomplete Dealing Facility Instruction Forms and Dealing Facility Instruction Forms that are received by Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary after the Expiration Date will not be processed.

An Eligible Holder who returns a Dealing Facility Instruction Form by the Expiration Date may revoke its sale order by returning a revocation instruction by mail to Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary, as appropriate, by a deadline (the "**Revocation Deadline**") anticipated to be the Reorganization Record Time, which is the time at which the register for Reuters Shares will be frozen for the purpose of determining Reuters Shareholders' entitlements under the Scheme, and which will occur on the second business day immediately prior the day on which the US Broker and the UK Broker are expected to begin execution of sales under the Dealing Facility as described in Section III.E. below. This Revocation Deadline and the procedures for revoking sale orders will be communicated clearly to Eligible Holders in the Dealing Facility Materials they receive.

E. ***Execution of Sale Orders***

The US Broker will be required to advise Reuters and Equiniti Financial Services Limited that it will act exclusively as agent to sell all T-R PLC Shares in the US Sale Order for sale through the Dealing Facility in a manner consistent with its duty of best execution, and will likely do so by instructing a broker authorized and regulated by the FSA (which may or may not be the UK Broker) to sell such T-R PLC Shares on the US Broker's behalf in one or more transactions on the Main Market of the LSE within five business days after the Trading Effective Date. If it chooses to instruct the UK Broker to sell the T-R PLC Shares in the US Sale Order, the US Broker may permit the UK Broker to aggregate the T-R PLC Shares in the US Sale Order with those in the Non-US Sale Order for execution in the manner described in the following paragraph.

The UK Broker has advised Reuters and Equiniti Financial Services Limited that it will act exclusively as executing broker to sell all T-R PLC Shares in the Non-US Sale Order for sale through the Dealing Facility in a manner consistent with its best execution policy in one or more transactions on the Main Market of the LSE within five business days after the Trading Effective Date. The UK Broker is required to establish and implement arrangements to provide best execution in accordance with applicable laws, regulations and the rules of the FSA, and pursuant to the Markets in Financial Instruments Directive ("**MiFID**"), and has sole responsibility for ensuring that the execution arrangements established by it provide best execution on a consistent basis.

If, however, during the course of the execution of the US Sale Order or the Non-US Sale Order,

(1) there has occurred any act of God or nature, mechanical or electrical breakdown, computer failure, or other transaction or communications system or power supply failure, in each case the effect of which is such as to make it, in the judgment of Equiniti Financial Services Limited, after taking into account all commercially reasonable means of doing so, impracticable to process any sale order under the Dealing Facility,

(2) trading in the T-R PLC Shares or T-R PLC ADSs has been suspended or materially limited by the UKLA, the Commission, the LSE or Nasdaq, or if trading generally on the LSE or Nasdaq has been suspended or materially limited, or

(3) a banking moratorium has been declared by applicable regulatory authorities,

then such sale order will not be executed during the pendency of such events. Execution of such sale order will resume on the trading days following the expiry of such events.

None of Reuters, T-R PLC, Thomson or any of their affiliates will purchase T-R PLC Shares or T-R PLC ADSs during the period while sales orders are executed under the Dealing Facility.

F. *Remittance of Proceeds*

The US Broker and the UK Broker will remit the proceeds from the sale of the T-R PLC Shares to Equiniti Financial Services Limited, acting on behalf of the Registrar, in accordance with the US Sale Order and the Non-US Sale Order, respectively, without deducting any brokerage or other charges. It is anticipated that proceeds from the Dealing Facility will be mailed to participating Eligible Holders as soon as practicable after execution, in accordance with the requirements of the FSA and, in any event, within 14 calendar days of the Trading Effective Date.[5] Equiniti Financial Services Limited will mail proceeds to participating Eligible Holders who would have been entitled to receive T-R PLC Shares, and the ADS Depositary will mail proceeds to participating Eligible Holders who would have been entitled to receive T-R PLC ADSs. The proceeds will be accompanied by a personalized settlement statement indicating: (1) the number of T-R PLC Shares (including those represented by T-R PLC ADSs) to which such Eligible Holder was entitled upon completion of the Reuters Scheme; (2) the date or dates on which T-R PLC Shares were sold under the Dealing Facility; (3) the proceeds in pounds sterling or US dollars to which such Eligible Holder was entitled from the sales of those T-R PLC Shares under the Dealing Facility; (4) the US Average Sale Price or the Non-US Average Sale Price, as applicable; and (5) the relevant currency exchange rate used to convert the Eligible Holder's pounds sterling proceeds into US dollars, as described below (if applicable).

Consistent with its duty of best execution, the US Broker will likely direct the same FSA authorized and regulated broker that handles the sale of the US Sale Order to act exclusively as executing broker to convert pounds sterling proceeds due to all participating Eligible Holders (i) who would have been entitled to receive T-R PLC Shares *and* are US residents (based on such Eligible Holders' registered addresses), or (ii) who would have been entitled to receive T-R PLC ADSs, at the US dollar - pounds sterling exchange rate in effect upon completion of the execution of the US Sale Order. This arrangement will allow the currency conversions to be made closer to the time when the sales of T-R PLC Shares are executed as compared to the alternative in which the pound sterling proceeds are first remitted to Equiniti Financial Services Limited or the ADS Depositary, as appropriate, and then subsequently converted into US dollars. This arrangement will also result in all currency conversions being made at the same pounds sterling to US dollars rate for all such participating Eligible Holders.

G. *Timing, Control and Other Aspects of Sale Transactions*

The timing of transactions and the frequency of transaction intervals will be subject solely to the discretion of the US Broker, in respect of the execution of the US Sale Order, and the UK Broker, in respect of the execution of the Non-US Sale Order. The US Broker and

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[5] Equiniti Financial Services Limited has advised Reuters that the FSA rules and regulations pursuant to MiFID would require Equiniti Financial Services Limited to comply with the requirement for timely dispatch of transaction confirmations, one day from receipt of the UK Broker's or US Broker's confirmation of completion of the sale transactions under the Dealing Facility. The timetable for mailing proceeds is subject to extension in the event of the occurrence of any of the *force majeure* events referred to in Section III.E.

the UK Broker will effect all transactions in connection with the Dealing Facility in the ordinary course.

In connection with the Dealing Facility, the US Broker and the UK Broker will each only be able to sell the T-R PLC Shares that it receives from the Registrar (and will be obliged to sell all such T-R PLC Shares), and will act independently of T-R PLC and its affiliates in doing so. In connection with the Dealing Facility, the Registrar will only deliver to the US Broker (or to its order) and to the UK Broker those T-R PLC Shares (including those that would have been represented by T-R PLC ADSs) to which Eligible Holders who submitted Dealing Facility Instruction Forms were entitled, and the Registrar will be obligated to send to the US Broker and the UK Broker all such T-R PLC Shares.

H. *Expenses*

All expenses in connection with the Dealing Facility, including the fees and expenses of Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator, the US Broker and the UK Broker, will be paid by T-R PLC. The US Broker's and the UK Broker's commissions from sales of T-R PLC Shares pursuant to the Dealing Facility will not exceed customary brokerage commissions on similar transactions. Employees of Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator, T-R PLC and their affiliates will not receive any compensation, directly or indirectly, for brokerage activities. Each of Equiniti Financial Services Limited, the Registrar, the ADS Depositary and the Call Center Operator will receive a flat fee for its activities under the Dealing Facility, which will not be based on the number of Eligible Holders participating in the Dealing Facility.

IV. **Discussion**

A. *Reasons for the Dealing Facility; Role of T-R PLC*

Eligible Holders will be free to resell the T-R PLC Shares or T-R PLC ADSs they receive under the Reuters Scheme immediately after the Scheme Effective Date, whether or not the Dealing Facility is available.[6] The reason for the Dealing Facility is to enable Eligible Holders who wish to sell their T-R PLC Shares or T-R PLC ADSs to do so quickly and easily after the Scheme Effective Date, and without incurring transaction costs disproportionate to their holdings. T-R PLC has been advised that it is relatively common practice for UK companies to offer shareholders a facility by which they can sell their small residual interests following a change of control transaction.

The Dealing Facility will be similar to the dealing facility (the "**Amersham Dealing Facility**") offered to shareholders of Amersham plc ("**Amersham**") in connection with

[6] *See* the Division of Corporation Finance's Revised Staff Legal Bulletin No. 3 (avail. http://www.sec.gov/interps/legal/cfslb3r.htm). As stated above, an Eligible Holder may not be an executive officer, director or affiliate of any of Reuters, T-R PLC or Thomson.

the acquisition of Amersham by General Electric Company ("GE"), and the relief sought in respect of the Dealing Facility in this letter is similar to that granted by the Staff in *General Electric Company and GE Investments, Inc.* (avail. February 24, 2004) ("***GE-Amersham***").

1. *Reuters Securityholder Profile*

The eligibility criteria for the Dealing Facility was set by Reuters at 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs based in part upon Reuters's analysis of its current share and ADS registers. As at February 22, 2008, approximately 84% of registered Reuters Shareholders and approximately 82% of registered Reuters ADSs Holders were Eligible Holders. Reuters attributes its existing securityholder profile to a number of factors. First, Reuters is a UK company, and the benefits of equity ownership by retail investors have long been promoted in that country. Second, Reuters operates a number of established equity-based compensation programs for its employees worldwide under which awards are granted more extensively than is common for US companies, thus contributing significantly to the number of retail securityholders. Third, Reuters has been included in the FTSE 100 – and its performance has been viewed as strong – for a significant period of time, thereby further exposing it to interest from retail investors.

After the effectiveness of the Reuters Scheme, T-R PLC's securityholder profile will contain an even higher proportion of holders with small holdings because, in accordance with the Exchange Ratio, Reuters Shareholders will receive, in exchange for each Reuters Share, 0.16 of a T-R PLC Share.

2. *Practical and Cost Implications for Reuters Employees and Retail Securityholders*

In proposing the Dealing Facility, Reuters board of directors is seeking to ensure that the Eligible Holders – comprised largely of Reuters current and former employees and "retail securityholders" – who wish to sell their share consideration immediately after the Scheme Effective Date receive the full cash value of their share consideration under the Transaction. There are already a significant number of small securityholders on the registers for Reuters Shares and Reuters ADSs, and the effect of the exchange ratio will be to further diminish the size of the holdings of those small securityholders. The practical and cost implications for Reuters' employee and retail securityholder base are significant, particularly as Eligible Holders may conclude that it is more efficient to dispose of the significantly smaller number of shares they receive pursuant to the Scheme, but without the Dealing Facility, the value of those Eligible Holders' share consideration will be eroded as a result of commission charges on any trade, with a greater proportion of the proceeds to be consumed by charges than would have been the case before their holdings were reduced pursuant to the Scheme. The effect of such value erosion is likely to be most pronounced among the Eligible Holders with the smallest holdings of Reuters Shares and Reuters ADSs.

3. *Policy Background*

Reuters has been advised that, in the United Kingdom, Reuters' home country, and the other non-US jurisdictions in which the Dealing Facility will be available,[7] the Dealing Facility does not constitute a tender offer or other similar regulated transaction. Accordingly, while there is no *per se* "direct conflict," application of the US issuer tender offer rules to the Dealing Facility would be inconsistent with the laws and practices of Reuters' home country and the other non-US jurisdictions in which the Dealing Facility will be available. We note that the Staff has shown flexibility when applying the US tender offer rules in situations where, as here, the level of US interest is low and the constituency making an investment decision consists primarily of non-US residents.[8] Here, Reuters and T-R PLC, both foreign private issuers, seek relief in a situation involving a business combination with Thomson, another foreign private issuer, and have proposed that Reuters' retail securityholders – the great majority of whom are non-US residents – be afforded a simple, quick, commission-free process for selling the T-R PLC Shares they receive as a result of the Reuters Scheme and obtaining the cash proceeds in pounds sterling or US dollars, as appropriate.[9]

Although the great majority of Eligible Holders in this case will be non-US residents, the terms of the Dealing Facility nonetheless have been structured to address the underlying concerns of Rule 13e-4 as described more fully below. Eligible Holders who are residents of the United States will be eligible to participate in the Dealing Facility as a matter of equal treatment with Eligible Holders in Reuters' home jurisdiction and certain other non-US jurisdictions, consistent with one of the fundamental policies underlying the Commission's adoption of the cross-border exemptions from the tender offer rules.[10]

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[7] Currently, the Dealing Facility is expected to be available to all Reuters Securityholders other than those resident in Hong Kong.

[8] In adopting the Tier I exemption, for example, the Commission stated: "US holders' interests are best served by being able to participate in, rather than being excluded from, the tender offer, even though they do not receive the full protections of the US tender offer rules." *See* Cross-Border Release, at n. 41 and accompanying text. The Staff has also demonstrated flexibility when applying the US federal securities laws in the context of so-called "vendor placements", where US interests were low and investment decisions were made only by non-US constituencies. *See, e.g.*, Singapore Telecommunications Limited (avail. May 15, 2001) and TABCORP Holdings Limited (avail. Aug. 27, 1999).

[9] We note that the Staff has taken into account the characteristics of a shareholder base when granting relief from the application of the issuer tender offer rules. *See, e.g.*, The Journal Company (avail. July 24, 2003) and United Parcel Service, Inc. (avail. Jan. 19, 2000). We note also that the Staff has granted relief for other sale facilities in the context of U.S. demutualizations. *See, e.g.*, Anthem Insurance Companies, Inc. (avail. Oct. 25, 2001) and Metropolitan Life Insurance Company (avail. Nov. 23, 1999).

[10] *See* Cross-Border Release, at Section II.A.3.

4. *Role of T-R PLC*

Eligible Holders will be under no obligation to sell their T-R PLC Securities under the Dealing Facility, or to sell their T-R PLC Securities at all. T-R PLC will receive no proceeds from sales under the Dealing Facility, and none of Reuters, T-R PLC, Thomson or their affiliates will purchase any T-R PLC Securities while sales are being executed under the Dealing Facility. The Dealing Facility should not have an appreciable impact on the market for T-R PLC Securities, based on the high volume of trading in Reuters Shares on the LSE, the small number of T-R PLC Shares to be sold through the Dealing Facility even if all Eligible Holders elect to participate, and the absence of any active solicitation of participants.

T-R PLC will be involved in the Dealing Facility only in paying directly or indirectly for the preparation and distribution of descriptive information regarding the Dealing Facility, in relaying inquiries and requests received by Reuters, T-R PLC or Thomson from T-R PLC Securityholders to the Registrar, the ADS Depositary or the Call Center Operator, and in paying expenses in connection with the Dealing Facility, including the fees and expenses of the US Broker, the UK Broker, Equiniti Financial Services Limited, the Registrar, the ADS Depositary and the Call Center Operator. None of Reuters, T-R PLC, Thomson or any of their affiliates will be eligible to effect sales of T-R PLC Securities through the Dealing Facility. None of Reuters, T-R PLC or Thomson will have any role in the administration of Dealing Facility services or the processing of Dealing Facility transactions, except to the limited degree described herein.

In facilitating the sale of T-R PLC Shares through the Dealing Facility, Equiniti Financial Services Limited and the ADS Depositary will act strictly in accordance with Dealing Facility Instruction Forms submitted by Eligible Holders, and Equiniti Financial Services Limited will forward aggregated sale orders (including those submitted to and aggregated by the ADS Depositary and taking into account any revocations received as described in Section III.D. above) separated into the US Sale Order and the Non-US Sale Order as described in Section III.A. above to the Registrar, which in turn will remit T-R PLC Shares to the US Broker and the UK Broker for execution. None of Reuters, T-R PLC or Thomson will have any ability to influence or control the US Broker or the UK Broker in respect of sales of the T-R PLC Shares through the Dealing Facility or the timing or manner of execution of such sales.

B. ***Section 13(e) of the Exchange Act and Rule 13e-4 under the Exchange Act***

In our opinion, for the reasons set forth below, the Dealing Facility will not constitute an issuer "tender offer" within the meaning of Section 13(e) of the Exchange Act.[11] An issuer tender offer typically involves an offer by an issuer to purchase securities for its own account. By contrast, the Dealing Facility does nothing more than offer Eligible Holders the

[11] We are not requesting relief under Section 14(d) of the Exchange Act in light of the fact that it is expected that the Maximum Dealing Facility Shares will not exceed approximately 1% of the outstanding T-R PLC Shares.

opportunity to sell their shares in the open market (as they already will be free to do), quickly, easily and at the expense of T-R PLC.

The factors that traditionally have been considered in determining whether a tender offer exists are: (1) whether an active and widespread solicitation of public shareholders is made for shares of an issuer; (2) whether the solicitation is made for a substantial percentage of the issuer's stock; (3) whether the offer to purchase is made at a premium above the prevailing market price; (4) whether the terms of the offer are firm rather than negotiable; (5) whether the offer is contingent on the tender of a fixed minimum number of shares to be purchased; (6) whether the offer is open for only a limited period of time; (7) whether offerees are subject to pressure to sell their stock; and (8) whether public announcements of an acquisition program precede or accompany the accumulation of stock.[12] These factors are not present – at least not in any meaningful sense – in the context of the Dealing Facility. Specifically:

(1) There will be no "solicitation" of Dealing Facility Instruction Forms (in that none of Reuters, T-R PLC, Thomson, Equiniti Financial Services Limited, the Registrar, the ADS Depositary or the Call Center Operator will make any recommendation to Eligible Holders). To the contrary, the Dealing Facility Materials will expressly state that no such party is making any recommendation regarding the sale of T-R PLC Shares under the Dealing Facility and will present information about the availability and procedures of the Dealing Facility in a neutral way.

(2) Far from representing a substantial percentage of T-R PLC Shares, it is currently estimated that the Maximum Dealing Facility Shares will represent approximately 1% of the outstanding T-R PLC Shares (including those represented by T-R PLC ADSs).

(3) Eligible Holders who sell T-R PLC Securities through the Dealing Facility will receive either the US Average Sale Price or the Non-US Average Sale Price rather than any premium over the market price at the time of sale (apart from the absorption of certain transaction costs). Eligible Holders will not be guaranteed any minimum or limited to any maximum sale price for T-R PLC Shares sold under the Dealing Facility.

(4) The "terms of the offer" will be "firm" only in the sense that Eligible Holders who sell T-R PLC Shares will receive either the US Average Sale Price, representing the average price at which all T-R PLC Shares are sold under the Dealing Facility on behalf of participating Eligible Holders who are US residents, or the Non-US Average Sale Price, representing the average price at which all T-R PLC Shares are sold under the Dealing Facility on behalf of participating Eligible Holders who are not US residents.

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[12] *See, e.g.*, SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985); Wellman v. Dickinson, 475 F. Supp. 783, 823-24 (S.D.N.Y. 1979), *aff'd* 682 F.2d 355 (2d Cir. 1982).

(5) The Dealing Facility will not be contingent upon the participation of any fixed number of Eligible Holders or the sale of any fixed number of T-R PLC Shares.

(6) Although the Dealing Facility will be available for only a limited period of time, Eligible Holders may deliver Dealing Facility Instruction Forms to the Registrar or the ADS Depositary, as appropriate, during a period of at least 20 US business days, as would be required for an issuer tender offer by Rule 13e-4(f) and for tender offers by Rule 14e-1. Moreover, Eligible Holders may revoke sale orders until the Revocation Deadline, which will occur on the second business day immediately prior to the Trading Effective Date (and will be at least co-terminus with the Expiration Date).

(7) Any pressure that Eligible Holders may feel to participate in the Dealing Facility may be lessened because of the fact that the Court must approve the fairness of the Transaction to Reuters Securityholders in order for the Reuters Scheme to become effective. The Dealing Facility is being provided solely as an accommodation to Eligible Holders who may wish to sell their T-R PLC Shares in a simple, quick process without any cost of commissions or other expenses. As indicated above, the Dealing Facility Materials will not make any recommendation as to participation by Eligible Holders, and will present information about the availability and procedures of the Dealing Facility in a neutral manner.

(8) The Dealing Facility is expected to be publicly announced in the Scheme Document, which is likely to be mailed to Reuters Securityholders approximately 35 days before the Revocation Deadline (to accommodate the gap between the Revocation Deadline and the Trading Effective Date). Thus, any possible impact of this information on the price of T-R PLC Securities should have been fully absorbed by the market substantially before the Dealing Facility will commence. Moreover, the Dealing Facility will not involve *any* accumulation of stock by the issuer. None of Reuters, T-R PLC, Thomson, Equiniti Financial Services Limited, the Registrar or the ADS Registrar will enter into any arrangement with the US Broker or the UK Broker with respect to purchases of T-R PLC Shares sold pursuant to the Dealing Facility. Indeed, none of Reuters, T-R PLC, Thomson or their affiliates will purchase T-R PLC Shares (including those represented by T-R PLC ADSs) during the period while sales orders are executed under the Dealing Facility.

We also believe that no policy purpose would be served by subjecting the Dealing Facility to regulation under the issuer tender offer rules. Accordingly, if the Staff cannot concur with our opinion that the Dealing Facility does not constitute an issuer tender offer within the meaning of Section 13(e), we request confirmation that the Staff will not recommend that the Commission take any enforcement action if the Dealing Facility is conducted in the manner described in this letter without conforming to the terms of Section 13(e) of the Exchange Act and Rule 13e-4 thereunder. Such relief would be appropriate because the Dealing Facility does not give rise to the potential for abuse that Rule 13e-4 is designed to prevent. As the Commission noted in the release adopting Rule 13e-4:

> Rule 13e-4 responds to a major Congressional concern underlying the Williams Act to ensure that tender offers are conducted on appropriate terms and conditions in light of the special market and investment decision problems which attend such offers. [13]

Because the sales of T-R PLC Shares through the Dealing Facility will be made at market prices (which will be averaged to calculate the US Average Sale Price and the Non-US Average Sale Price), the Transaction and therefore the Dealing Facility will be conditioned upon final Court approval, and Eligible Holders will have available information about T-R PLC and the Dealing Facility, the Dealing Facility does not implicate the "special market and investment decision problems" that may arise in issuer tender offers.

Rule 13e-4 was designed with a conventional issuer tender offer in mind, and many of its substantive provisions are either irrelevant in the context of the Dealing Facility or would lead to an anomalous result if applied literally. Nonetheless, the Dealing Facility has been structured to address the underlying concerns of Rule 13e-4. Specifically:

(1) Participating Eligible Holders will have withdrawal rights (*i.e.*, they may revoke their sale orders) up until the Revocation Deadline of noon (London time) on the third business day before the first day on which the US Broker and the UK Broker will begin execution of sales under the Dealing Facility as described in Section III.E. above. (The period of "irrevocability" between the Revocation Deadline and execution of sale orders under the Dealing Facility is necessary for administrative reasons.) Moreover, Eligible Holders will have the benefit of the requirement for final Court approval. Lastly, in order to shorten the period in which Eligible Holders will be exposed to market risk, Equiniti Financial Services Limited, acting on behalf of the Registrar, the ADS Depositary, the US Broker and the UK Broker will take all reasonable steps to execute the aggregated sale orders within five business days after the Trading Effective Date.

(2) No Eligible Holder on whose behalf T-R PLC Shares are sold will receive preferential treatment under the Dealing Facility, because the per share consideration paid to each Eligible Holder who sells shares through the Dealing Facility and is a US resident will be the same US Average Sale Price, and the per share consideration paid to each Eligible Holder who sells shares through the Dealing Facility and is not a US resident will be the same Non-US Average Sale Price. This comports with the purpose of the "best price" requirement of paragraph (f)(8)(ii) of Rule 13e-4 as among Eligible Holders who are US residents, on the one hand, and Eligible Holders who are not US residents, on the other hand. The bifurcation of the Dealing Facility, which may lead to a

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[13] Exchange Act Release No. 16112 (Aug. 16, 1979).

difference between the US Average Sale Price and the UK Average Sale Price, is necessary to serve the policy goal of giving US residents the benefit of best execution by a US registered broker-dealer. Any difference between the US Average Sale Price and the UK Average Sale Price will be the result of market factors rather than any preferential treatment of US residents or non-US residents. Moreover, the likelihood that market factors will cause a difference between the US Average Sale Price and the UK Average Sale Price will be reduced because (A) the US Broker and the UK Broker will both execute transactions under the Dealing Facility within the same period of days after the Trading Effective Date and (B) all transactions under the Dealing Facility will likely be executed on the LSE if, as expected, it is the most liquid market for T-R PLC Shares. Finally, there will be no disparity between the US Average Sale Price and the Non-US Average Sale Price if the US Broker determines to instruct the UK Broker to sell the US Sale Order on the US Broker's behalf and further instructs the UK Broker to aggregate the US Sale Order with the Non-US Sale Order.

(3) Payment for T-R PLC Shares sold through the Dealing Facility will be mailed as soon as practicable after execution, in accordance with the requirements of the FSA and, in any event, within 14 calendar days of the Trading Effective Date, subject only to the occurrence of any *force majeure* event referred to in Section III.E above.

(4) Eligible Holders who choose to hold their T-R PLC Shares or T-R PLC ADSs rather than selling them through the Dealing Facility will still have available to them alternative methods of disposing of their securities at market prices, such as through their own brokers.

Furthermore, in light of the nature of the Dealing Facility, the disclosure and dissemination of information to Eligible Holders in connection with the Transaction and the Dealing Facility will be sufficient to alleviate any concerns relating to the "special ... investment decision problems" that may be posed by issuer tender offers without compliance with the filing and disclosure requirements of Rule 13e-4. The Scheme Document will contain information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that will be substantially comparable to the information that would be required to be included (including via incorporation by reference) in a proxy statement pursuant to Section 14(a) of the Exchange Act. Reuters will furnish the Scheme Document to the Commission under Form 6-K. Any subsequent financial or other information about Reuters, T-R PLC, Thomson and Thomson Reuters will be available through the public filings of Reuters, which will be available on Reuters's website and by mail upon request of any Eligible Holder.

Eligible Holders will also receive a detailed description of the Dealing Facility itself, in separate materials prepared for use in connection with the Dealing Facility. The Dealing Facility Materials will contain the same information that would be provided if T-R PLC were to file a Schedule TO in connection with the Dealing Facility.

With respect to the dissemination requirements of paragraph (e)(1) of Rule 13e-4, it is important to note that the Dealing Facility materials will be mailed to all Eligible Holders, and the Transaction Documents will be mailed to all Reuters Securityholders (including all Eligible Holders) and furnished to the Commission by Reuters on Form 6-K. This goes beyond what is required by paragraph (e)(1), which permits dissemination of cash issuer tender offers by long-form or summary publication.

In sum, because of its limited purpose, the lack of any premium over market prices at the time of sale (apart from the absorption of certain transaction costs) and the lack of any appreciable market impact, we do not believe that operation of the Dealing Facility as described herein could constitute a "fraudulent, deceptive or manipulative act or practice" necessitating imposition of the express requirements of Rule 13e-4. The Staff has granted such relief in similar circumstances; see *GE-Amersham*, supra.

C. ***Rule 14e-1(b) and (c) under the Exchange Act***

For the reasons set forth under Section IV.B. above, in our opinion the Dealing Facility does not constitute an issuer tender offer within the meaning of Section 13(e) of the Exchange Act. However, if the Staff cannot concur with our opinion, we request confirmation that the Staff will not recommend that the Commission take any enforcement action if the Dealing Facility does not comply with Rule 14e-1(b) and (c). The Staff has granted such relief in similar circumstances; see *GE-Amersham*, supra.

D. ***Rule 14e-5 under the Exchange Act***

For the reasons set forth under Section IV.B. above, in our opinion the Dealing Facility does not constitute an issuer tender offer within the meaning of Section 13(e) of the Exchange Act. However, if the Staff cannot concur with our opinion, we request confirmation that the Staff will not recommend that the Commission take any enforcement action if the US Broker, the UK Broker, Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary (or their respective affiliates) make open market purchases of T-R PLC Securities outside of the Dealing Facility while the Dealing Facility is in effect. The Staff has granted such relief in similar circumstances; see *GE-Amersham*, supra.

If the Dealing Facility is deemed to constitute an issuer tender offer, T-R PLC and any other "covered persons" as defined in Rule 14e-5(c)(3) would be prohibited from purchasing or arranging to purchase T-R PLC Securities during the period the Dealing Facility is in effect except as part of the tender offer. We note that Reuters, T-R PLC, Thomson and their affiliates will not purchase T-R PLC Securities while the Dealing Facility is in effect. We also note that none of the US Broker, the UK Broker, Equiniti Financial Services Limited, acting on behalf of the Registrar, or the ADS Depositary is acting as a "dealer-manager" or otherwise soliciting participation in, or making recommendations with respect to, the Dealing Facility and therefore will not function as true "covered persons" for which the proscriptions of Rule 14e-5 were designed.

We believe that, because the Dealing Facility will extend to all Eligible Holders and treat all Eligible Holders equally, the Dealing Facility will be consistent with the purposes of Rule 14e-5 to ensure that shareholders to whom an offer is extended are treated equally, and to prevent larger shareholders from demanding greater or different consideration for the tender of their shares than that which is paid pursuant to the tender offer. Consequently, any such purchases by covered persons should not raise any regulatory concerns about disparate treatment of persons to whom the Dealing Facility is available. Any such purchases will be made for purposes independent of the Dealing Facility, and no purchases will knowingly be made directly from an Eligible Holder.

In sum, we do not believe that operation of the Dealing Facility as described herein could constitute a "fraudulent, deceptive or manipulative act or practice" necessitating imposition of the express requirements of Rule 14e-5.

E. ***Regulation M***

The Dealing Facility does not involve any special "selling efforts" or "selling methods", and thus will not involve a "distribution" as defined in Rule 100 of Regulation M. Accordingly, no relief is sought from Regulation M for purchases of T-R PLC Shares or T-R PLC ADSs by Reuters or T-R PLC during the pendency of the Dealing Facility.

F. ***Section 15 of the Exchange Act***

We believe that the roles of Reuters, T-R PLC, Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator and the UK Broker in connection with the Dealing Facility should not require any of them to register as "brokers" or "dealers" under Section 15 of the Exchange Act. All Dealing Facility transactions to be effected in accordance with the US Sale Order (which will include all sale orders received from Eligible Holders that are US residents) will be executed by the US Broker, a registered broker-dealer, most likely by instructing an FSA authorized and regulated broker to sell such T-R PLC Shares on the US Broker's behalf on the LSE. The UK Broker will execute Dealing Facility transactions (i) in accordance with the Non-US Sale Order (which will not include sale orders received from Eligible Holders that are US residents) and (ii) in accordance with the instructions of the US Broker (which will retain sole discretion and control over the timing and manner of execution of the US Sale Order), if the UK Broker is selected to sell T-R PLC Shares in the US Sale Order on the US Broker's behalf. As described in detail in Section III generally, the roles of Reuters, T-R PLC, Equiniti Financial Services Limited, the Registrar, the ADS Depositary and the Call Center Operator will be purely administrative, and none will dictate the timing or otherwise control the execution of sales of T-R PLC Shares under the Dealing Facility.

Moreover, the ADS Depositary is a "bank" within the meaning of Section 3(a)(6) of the Exchange Act. As such it is entitled to rely on a temporary exemption from the definition of "broker" pursuant to Rule 781 of Regulation R.

Equiniti Financial Services Limited and the Registrar, which are non-US institutions, are acting in their capacities as registrars to facilitate the administration of the

Dealing Facility, which is being provided as an accommodation to Eligible Holders who are predominantly non-US residents. Each of Equiniti Financial Services Limited, the Registrar, the ADS Depositary and the Call Center Operator will receive a flat fee for its activities under the Dealing Facility, which will not be based on the number of Eligible Holders participating in the Dealing Facility.

Accordingly, we request the Staff's assurance that it will not recommend enforcement action if Reuters, T-R PLC, Equiniti Financial Services Limited, the Registrar, the ADS Depositary, the Call Center Operator and the UK Broker conduct their respective activities under the Dealing Facility without complying with the registration requirements of Section 15 of the Exchange Act.

* * * * *

If for any reason the Staff does not concur with the views stated in this letter or is unable to grant the relief requested hereby, we respectfully request the opportunity to discuss by telephone any questions or comments members of the Staff may have before any written response to this letter is issued. Please do not hesitate to contact me at (212) 310-8698 or Ellen J. Odoner at (212) 310-8438 with your questions, comments or requests for additional information.

In accordance with Securities Act Release No. 33-6269, seven additional copies of this letter are enclosed.

Sincerely,

Danielle D. Do

Danielle D. Do

cc: Nancy C. Gardner
Executive Vice President, Global Head of Compliance
& General Counsel, Americas
Reuters

Ellen J. Odoner
Catherine T. Dixon
Weil, Gotshal & Manges LLP

Elizabeth Holden
Slaughter and May

Marc E. Gold
Associate General Counsel
The Thomson Corporation

Andrew J. Beck
Torys LLP

Eric Shube
Allen & Overy

END